Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue,

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

July 23, 2007

3.

News Release

July 23, 2007 via Canada Stockwatch

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) announced today that it has decided to amend the terms of a non-brokered private placement pursuant to the press release dated July 11, 2007.

Titan intends to proceed with a non-brokered private placement offering of up to 1,000,000 units (“Units”) at a subscription price of $0.60 Canadian ($0.57 US) per Unit for gross proceeds of up to $600,000 Canadian ($570,000 US).  Each Unit will consist of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.80 Canadian ($0.77 US) for a period of twenty four (24) months from closing.

5.         Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) announced today that it has decided to amend the terms of a non-brokered private placement pursuant to the press release dated July 11, 2007.

Titan intends to proceed with a non-brokered private placement offering of up to 1,000,000 units (“Units”) at a subscription price of $0.60 Canadian ($0.57 US) per Unit for gross proceeds of up to $600,000 Canadian ($570,000 US).  Each Unit will consist of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.80 Canadian ($0.77 US) for a period of twenty four (24) months from closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month hold period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

July 23, 2007